EXHIBIT 12.1 - Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends - CorEnergy Infrastructure Trust, Inc.

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2017	2016	2015	2014	2013

Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$8,220,001	$28,561,682	$11,782,422	$6,973,693	$2,967,257
Fixed charges(1)	$3,454,397	$14,417,839	$9,781,184	$3,675,122	$3,288,378
Amortization of capitalized interest	$—	$—	$—	$—	$—
Distributed income of equity investees	$43,462	$1,140,824	$1,270,754	$1,836,783	$584,814
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	$—	$—	$—	$—	$—
Subtract:
Interest capitalized	$—	$—	$—	$—	$—
Preference security dividend requirements of consolidated subsidiaries	$—	$—	$—	$—	$—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	$—	$—	$—	$—	$—
Earnings	11,717,860	44,120,345	22,834,360	12,485,598	6,840,449

Combined Fixed Charges and Preference Dividends:
Fixed charges(1)	$3,454,397	$14,417,839	$9,781,184	$3,675,122	$3,288,378
Preferred security dividend(2)	1,037,109	4,148,437	3,848,828	—	—
Combined fixed charges and preference dividends	4,491,506	18,566,276	13,630,012	3,675,122	3,288,378

Ratio of earnings to fixed charges	3.39	3.06	2.33	3.40	2.08
Ratio of earnings to combined fixed charges and preference dividends	2.61	2.38	1.68	3.40	2.08

(1)	Fixed charges consist of interest expense, as defined under U.S. generally accepted accounting principles, on all indebtedness
(2)    In the current year column, his line represents the amount of preferred stock dividends accumulated as of March 31, 2017.